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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three and nine months ended September 30, 2016.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2016.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2016

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2016 (our “2015 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2015 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three and Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016		2015 (1)		2016		2015 (1)
Revenues:
Lease rental income		$110,905		$129,209		$353,718		$387,536
Management fees		3,136		3,951		9,774		11,978
Trading container sales proceeds		4,139		2,280		9,103		11,332
Gains on sale of containers, net		3,031		1,092		5,519		3,741
Total revenues		121,211		136,532		378,114		414,587
Operating expenses:
Direct container expense		15,691		13,317		44,869		32,486
Cost of trading containers sold		4,647		2,599		10,905		11,207
Depreciation expense		68,220		51,608		172,614		140,204
Container impairment		43,722		12,279		80,498		20,134
Amortization expense		1,370		1,168		4,116		3,502
General and administrative expense		6,147		7,134		19,912		21,629
Short-term incentive compensation expense		388		207		1,068		1,645
Long-term incentive compensation expense		1,458		1,360		4,564		4,841
Bad debt expense, net		18,077		2,619		21,063		5,161
Total operating expenses		159,720		92,291		359,609		240,809
(Loss) income from operations		(38,509)		44,241		18,505		173,778
Other (expense) income:
Interest expense		(21,256)		(18,979)		(61,243)		(57,639)
Interest income		103		27		282		90
Realized losses on interest rate swaps, collars and caps, net		(2,268)		(3,488)		(6,999)		(9,582)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		7,157		(9,378)		(9,042)		(12,053)
Other, net		(4)		12		(9)		25
Net other expense		(16,268)		(31,806)		(77,011)		(79,159)
(Loss) income before income tax and noncontrolling interests		(54,777)		12,435		(58,506)		94,619
Income tax benefit (expense)		3,170		(1,625)		2,353		(4,260)
Net (loss) income		(51,607)		10,810		(56,153)		90,359
Less: Net loss (income) attributable to the noncontrolling interests	5,690		(256)		5,837		(3,624)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)		$10,554		$(50,316)		$86,735
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.81)		$0.19		$(0.89)		$1.52
Diluted	$(0.81)		$0.18		$(0.89)		$1.52
Weighted average shares outstanding (in thousands):
Basic	56,591		57,009		56,580		56,993
Diluted	56,591		57,083		56,580		57,127
Other comprehensive (loss) income:
Foreign currency translation adjustments		(80)		(86)		(82)		(205)
Comprehensive (loss) income		(51,687)		10,724		(56,235)		90,154
Comprehensive loss (income) attributable to the noncontrolling interests		5,690		(256)		5,837		(3,624)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(45,997)		$10,468		$(50,398)		$86,530
(1)

Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2016 and December 31, 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Assets
Current assets:
Cash and cash equivalents	$91,589	$115,594
Accounts receivable, net of allowance for doubtful accounts of $37,306 and $14,053 at 2016 and 2015, respectively	83,032	88,370
Net investment in direct financing and sales-type leases	65,921	86,404
Trading containers	4,002	4,831
Containers held for sale	31,028	43,245
Prepaid expenses and other current assets	16,222	8,385
Insurance receivable	26,911	11,435
Due from affiliates, net	816	514
Total current assets	319,521	358,778
Restricted cash	36,405	33,917
Containers, net of accumulated depreciation of $940,859 and $814,790 at 2016 and 2015, respectively	3,804,461	3,696,311
Net investment in direct financing and sales-type leases	181,560	245,388
Fixed assets, net of accumulated depreciation of $10,080 and $9,836 at 2016 and 2015, respectively	1,888	1,663
Intangible assets, net of accumulated amortization of $39,825 and $35,709 at 2016 and 2015, respectively	16,134	20,250
Interest rate swaps, collars and caps	557	814
Deferred taxes	1,417	1,203
Other assets	7,839	6,988
Total assets	$4,369,782	$4,365,312
Liabilities and Equity
Current liabilities:
Accounts payable	$9,402	$10,477
Accrued expenses	7,319	6,816
Container contracts payable	114,674	41,356
Other liabilities	271	291
Due to owners, net	13,626	11,806
Credit facility	31,573	-
Term loan	30,935	31,097
Bonds payable	58,975	58,788
Total current liabilities	266,775	160,631
Credit facilities	1,105,339	1,013,252
Secured debt facilities	1,016,242	1,062,539
Term loan	373,894	403,500
Bonds payable	390,221	434,472
Interest rate swaps, collars and caps	12,197	3,412
Income tax payable	9,461	8,678
Deferred taxes	7,486	10,420
Other liabilities	2,325	2,523
Total liabilities	3,183,940	3,099,427
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,220,797 shares issued and 56,590,797 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	389,966	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(365)	(283)
Retained earnings	746,403	825,473
Total Textainer Group Holdings Limited shareholders’ equity	1,127,427	1,201,633
Noncontrolling interests	58,415	64,252
Total equity	1,185,842	1,265,885
Total liabilities and equity	$4,369,782	$4,365,312
(1)

Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Cash flows from operating activities:
Net (loss) income	$(56,153)	$90,359
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	172,614	140,204
Container impairment	80,498	20,134
Bad debt expense, net	21,063	5,161
Unrealized losses on interest rate swaps, collars and caps, net	9,042	12,053
Amortization of debt issuance costs and accretion of bond discount	5,743	6,028
Amortization of intangible assets	4,116	3,502
Gains on sale of containers, net	(5,519)	(3,741)
Share-based compensation expense	5,056	5,345
Changes in operating assets and liabilities	(13,195)	201
Total adjustments	279,418	188,887
Net cash provided by operating activities	223,265	279,246
Cash flows from investing activities:
Purchase of containers and fixed assets	(382,533)	(447,765)
Proceeds from sale of containers and fixed assets	94,149	94,486
Receipt of payments on direct financing and sales-type leases, net of income earned	74,761	76,057
Net cash used in investing activities	(213,623)	(277,222)
Cash flows from financing activities:
Proceeds from credit facilities	237,500	345,177
Principal payments on credit facilities	(113,960)	(322,704)
Proceeds from secured debt facilities	40,000	160,000
Principal payments on secured debt facilities	(89,200)	(56,000)
Principal payments on term loan	(29,700)	(29,700)
Principal payments on bonds payable	(45,173)	(45,173)
(Increase) decrease in restricted cash	(2,488)	19,904
Debt issuance costs	(1,679)	(5,058)
Issuance of common shares upon exercise of share options	—	292
Net tax benefit from share-based compensation awards	(110)	94
Capital contributions from noncontrolling interest	—	1,850
Dividends paid to Textainer Group Holdings Limited shareholders	(28,755)	(80,360)
Dividends paid to noncontrolling interest	—	(2,994)
Net cash used in by financing activities	(33,565)	(14,672)
Effect of exchange rate changes	(82)	(205)
Net decrease in cash and cash equivalents	(24,005)	(12,853)
Cash and cash equivalents, beginning of the year	115,594	107,067
Cash and cash equivalents, end of period	$91,589	$94,214

(1)

Amounts for the nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2016	2015
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$61,763	$62,295
Net income taxes paid	$1,114	$541
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$73,318	$(28,054)
Containers placed in direct financing and sales-type leases	$96,550	$72,271

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 11 “Segment Information”).

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on March 11, 2016.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of September 30, 2016, and the Company’s condensed consolidated results of operations for the three and nine months ended September 30, 2016 and 2015 and condensed consolidated cash flows for the nine months ended September 30, 2016 and 2015. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2016.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity (“VME”) or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”). The Company adopted ASU No. 2015-02 on January 1, 2016 and there was no material impact on our consolidated financial statements.

When evaluating an entity for possible consolidation, the Company must determine whether or not it has a variable interest in the entity.  Variable interests are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. The Company’s variable interests may include its decision maker or service provider fees, its direct and indirect investments and investments made by related parties, including related parties under common control.  If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

If the Company has a variable interest in the entity, it must determine whether that entity is a VIE or a VME.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company considers the following facts and circumstances of individual entities when assessing whether or not an entity is a VIE. An entity is determined to be a VIE if the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or
•	lack one or more of the following characteristics of a controlling financial interest:
•	the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance;
•	the obligation to absorb the expected losses of the entity; or
•	the right to receive the expected residual returns of the entity.

The Company is required to consolidate a VIE if it is determined to have a controlling financial interest in the entity and therefore is deemed to be the primary beneficiary of the VIE. The Company is determined to have a controlling financial interest in a VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to that VIE.

For entities that do not meet the definition of a VIE, the entity is considered a VME. For these entities, if the Company can exert control over the financial and operating policies of an investee, which can occur if it has a 50% or more voting interest in the entity, the Company consolidates the entity.

The Company has determined that it has a variable interest in TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, its joint venture between Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding, and that TAP Funding is a VME.  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a VIE.  The purpose of TW is to lease containers to lessees under direct financing leases.  The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. Accordingly, the Company consolidates TW. The book values of TW’s direct financing and sales-type leases and related debt as of September 30, 2016 and December 31, 2015 are disclosed in Note 8 “Direct Financing and Sales-type Leases” and Note 10 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 12 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company.  The contract terms range from 11 to 13 years.  The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2016 are as follows:

Balance as of December 31, 2015	$20,250
Amortization expense	(4,116)
Balance as of September 30, 2016	$16,134

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2016:

Twelve months ending September 30:
2017	$5,532
2018	5,027
2019	3,597
2020	1,915
2021 and thereafter	63
Total future amortization of intangible assets	$16,134

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube dry containers effective July 1, 2015. During the three months ended September 30, 2016, the Company reassessed the estimates contained in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to July 2016 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry.  This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through year-to-date July 2016) and two periods of strong container demand (2008 and 2010 through 2012).  We believe the best comparison points are the weighted averages for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Dry Containers			Refrigerated Containers
	20'	40'	40' High Cube	40' High Cube
Weighted average sales price from 2008 to July 2016 (excludes the highest and lowest periods)	$1,172	$1,474	$1,645	$4,931
Average sales price:
2015	$966	$1,132	$1,229	$3,747
Year-to-date July 2016	$734	$835	$914	$3,626

The Company does not adjust long-term residual value estimates based on short-term data points (including year-to-date July 2016 average sales prices shown in the table above).  While the average sales price for 40’ high cube refrigerated containers have been below their residual value year-to-date July 2016 and in 2015, the Company does not believe the average sales price for those containers to be indicative of a decline in value because the containers that were disposed during those periods were lower cost containers that are not representative of the Company’s fleet of 40’ high cube refrigerated containers.  Accordingly, the Company did not adjust the residual value of its 40’ high cube refrigerated containers.  The average sales prices for 20’, 40’ and 40’ high cube dry containers were significantly below their residual values in both 2015 and year-to-date July 2016 so the Company performed additional qualitative analyses and concluded a change in the residual values was warranted as the decline in value is indicative of a permanent decline. Accordingly, beginning July 1, 2016, the Company further decreased the estimated future residual value of its 40’ high cube dry containers and also decreased the estimated future residual value of its 20’ dry containers, 40’ dry containers, and 40’ folding flat rack containers. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. The effect of these changes was an increase in depreciation expense of $14,960 and $24,213 for the three and nine months ended September 30, 2016, respectively, of which a $4,402 one-time charge was included in both periods for containers that were fully depreciated under the previous residual values. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2016		2015 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$950	13	$1,050
40'	14	$1,150	13	$1,300
40' high cube	13	$1,300	13	$1,450	(1)
45' high cube dry van	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049
40' high cube	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	14	$1,300
40' folding flat rack	16	$1,700	14	$2,000
20' open top	15	$1,500	14	$1,500
40' open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost
(1) For the six months ended June 30, 2015, the estimated residual value of 40' high cube dry containers was $1,650.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of September 30, 2016 and December 31, 2015 were as follows:

	2016			2015
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Dry containers other than open top and flat rack containers:
20'	$1,423,629	$(291,386)	$1,132,243	$1,394,669	$(256,363)	$1,138,306
40'	264,261	(76,496)	187,765	279,002	(78,746)	200,255
40' high cube	1,875,755	(385,192)	1,490,563	1,812,796	(332,551)	1,480,245
45' high cube dry van	30,438	(6,595)	23,843	33,181	(5,627)	27,554
Refrigerated containers:			-
20'	24,533	(3,445)	21,088	18,721	(2,568)	16,153
20' high cube	5,148	(1,852)	3,296	5,155	(1,569)	3,586
40' high cube	993,156	(154,649)	838,507	849,579	(118,733)	730,847
Open top and flat rack containers:			-
20' folding flat	16,905	(2,903)	14,002	15,522	(2,571)	12,951
40' folding flat	43,857	(12,209)	31,648	44,977	(10,833)	34,144
20' open top	11,119	(1,043)	10,076	11,553	(1,051)	10,502
40' open top	27,333	(3,631)	23,702	27,331	(3,375)	23,956
Tank containers	29,186	(1,458)	27,728	18,615	(803)	17,812
	$4,745,320	$(940,859)	$3,804,461	$4,511,101	$(814,790)	$3,696,311

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the three and nine months ended September 30, 2016 and 2015. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluated the recoverability of the recorded amount of container rental equipment at September 30, 2016 and 2015. During both the three and nine months ended September 30, 2016, container impairment included $5,053 for containers that were unlikely to be recovered from lessees in default. During both the three and nine months ended September 30, 2015, container impairment included $288 for containers that were unlikely to be recovered from lessees in default.

The Company recorded impairments during the three and nine months ended September 30, 2016 of $16,520 and $53,296, respectively, and during the three and nine months ended September 30, 2015 of $9,629 and $17,297, respectively, which are included in container impairment in the condensed consolidated statements of comprehensive (loss) income, to write-down the value of containers held for sale to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(g)	Income Taxes

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). The Company early adopted ASU 2015-17 on January 1, 2016 using the retrospective method, which resulted in a reclassification of $1,203 current deferred tax assets to non-current deferred tax assets in the Company’s condensed consolidated balance sheets at December 31, 2015.

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term.  The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers.  Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP.  It is the Company’s policy to recognize these revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. The Company adopted both ASU 2015-03 and ASU 2015-15 on January 1, 2016, which resulted in a reclassification of $19,900 debt issuance costs associated with the Company’s long-term debt (including current maturities) consisting of $7,147 and $12,753 previously included in prepaid expenses and other current assets and other assets, respectively, to long-term debt (including current maturities) in the Company’s condensed consolidated balance sheets at December 31, 2015.

The Company capitalizes costs directly associated with the issuance or modification of its debt in short-term and long-term debt in the condensed consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the condensed consolidated statements of comprehensive (loss) income as interest expense. Debt issuance costs of $1,680 and $5,221 were capitalized during the nine months ended September 30, 2016 and 2015, respectively.  For the three and nine months ended September 30, 2016, amortization of debt issuance costs of $1,919 and $5,561, respectively, were recorded in interest expense. For the three and nine months ended September 30, 2015, amortization of debt issuance costs of $1,741 and $5,364, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under or with any of the Company’s lenders is immediately written-off. No unamortized debt issuance costs were written-off during the three and nine months ended September 30, 2016 and the three months ended September 30, 2015. For the nine months ended September 30, 2015, interest expense included $160

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

and $298 of write-offs of unamortized debt issuance costs related to the amendment of TL’s revolving credit facility and the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility, respectively.

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company pays some of its expenses in various foreign currencies. For the three and nine months ended September 30, 2016, $3,954 (or 25.2%) and $11,754 (or 26.2%), respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. For the three and nine months ended September 30, 2015, $3,280 (or 24.6%) and $9,027 (or 27.8%), respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the lessees noted in the table below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015 (1)	2016	2015 (1)
Customer A	14.3%	10.9%	14.0%	10.9%
Customer B	12.3%	10.5%	11.7%	10.3%
(1)

Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

Customer A accounted for 13.3% and 9.3% of the Company’s gross accounts receivable as of September 30, 2016 and December 31, 2015, respectively. Customer B accounted for 7.9% and 9.7% of the Company’s gross accounts receivable as of September 30, 2016 and December 31, 2015, respectively. Another customer (Customer C) accounted for 17.9% and 8.1% of the Company’s gross accounts receivable as of September 30, 2016 and December 31, 2015, respectively. Customer C filed for bankruptcy in August 2016 and the Company’s outstanding accounts receivable with this customer as of September 30, 2016 was fully reserved, see Note 4 “Insurance Receivable and Impairment”. No other single lessee accounted for more than 10% of the Company’s gross accounts receivable as of September 30, 2016 and December 31, 2015.

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive (loss) income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive (loss) income as part of long-term incentive compensation expense and direct container expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method to determine the estimated fair value for employee share option awards.  The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Share amounts in thousands	2016	2015 (1)	2016	2015 (1)
Numerator:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(45,917)	$10,554	$(50,316)	$86,735
Denominator:
Weighted average common shares outstanding - basic	56,591	57,009	56,580	56,993
Dilutive share options and restricted share units	-	74	-	134
Weighted average common shares outstanding - diluted	56,591	57,083	56,580	57,127
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.81)	$0.19	$(0.89)	$1.52
Diluted	$(0.81)	$0.18	$(0.89)	$1.52
Potentially dilutive share options and restricted share units, weighted average	1,325,100	1,191,768	1,386,816	953,040

(1)

Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three and nine months ended September 30, 2016, there was no dilutive effect of share options and restricted share units for both periods.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2016
Assets
Interest rate swaps, collars and caps	$—	$557	$—
Total	$—	$557	$—
Liabilities
Interest rate swaps, collars and caps	$—	$12,197	$—
Total	$—	$12,197	$—
December 31, 2015
Assets
Interest rate swaps, collars and caps	$—	$814	$—
Total	$—	$814	$—
Liabilities
Interest rate swaps, collars and caps	$—	$3,412	$—
Total	$—	$3,412	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2016 and December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2016
Assets
Containers held for sale (1)	$—	$25,378	$—
Total	$—	$25,378	$—
December 31, 2015
Assets
Containers held for sale (1)	$—	$32,153	$—
Total	$—	$32,153	$—

(1)

Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,899,061 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $557 and $12,197, respectively, as of September 30, 2016 and a fair value asset and liability of $814 and $3,412, respectively, as of December 31, 2015. The credit valuation adjustment was determined to be $34 (a reduction to the net liability) and $97 (an addition to the net liability) as of September 30, 2016 and December 31, 2015, respectively. The change in fair value for the nine months ended September 30, 2016 and 2015 of $9,042 and $12,053, respectively, was recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized losses on interest rate swaps, collars and caps, net.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At September 30, 2016 and December 31, 2015, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $238,483 and $318,040 at September 30, 2016 and December 31, 2015, respectively, compared to book values of $247,481 and $331,792 at September 30, 2016 and December 31, 2015, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,951,331 and $2,996,400 at September 30, 2016 and December 31, 2015, respectively, compared to book values of $3,007,179 and $3,003,648 at September 30, 2016 and December 31, 2015, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(q)	Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) (“ASU 2016-01”). This amendment intends to improve the recognition and measurement of financial instruments under U.S. GAAP. The exit price notion will be used to measure the fair value of the financial instruments of public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on their balance sheets. This amendment also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-01 is not permitted. ASU 2016-01 requires the use of the modified retrospective method to all periods presented. The Company is evaluating the potential impact of the adoption of ASU 2016-01 on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles of existing lease requirements. A lessee will account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. ASU 2016-02 requires the use of the modified retrospective method to all periods presented. The Company is evaluating the potential impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). This amendment intends to improve the accounting for employee share-based payments under U.S. GAAP. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption of ASU 2016-09 is permitted. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value will be applied using a modified retrospective transition method, amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively and amendment requiring recognition of excess tax benefits and tax deficiencies in the income statement will be applied prospectively. ASU 2016-09 may be applied either using a prospective transition method or a retrospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows. The Company is evaluating the potential impact of the adoption of ASU 2016-09 on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

classified in the statement of cash flows for debt prepayments or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method to all periods presented. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

(3)	Immaterial Correction of Errors in Prior Periods

During the three months ended September 30, 2016, the Company identified errors related to the classification of eight operating leases that were incorrectly accounted for as sales-type leases and two direct financing leases that were incorrectly accounted for as operating leases.  In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, we evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequentially, the Company has adjusted for the errors by revising its historical consolidated financial statements presented herein resulting in a $1,700 decrease in Containers, net, a $658 increase in net investment in direct financing and sales-type leases and a $1,042 decrease in retained earnings recorded in the condensed consolidated balance sheet as of December 31, 2015. The correction of the errors resulted in a $947 increase in lease rental income and a $284 increase in depreciation expense, resulting in an increase to net income of $657, net of tax, during the three months ended September 30, 2015 and a $1,686 increase in lease rental income and a $408 increase in depreciation expense, resulting in an increase to net income of $1,256, net of tax, during the nine months ended September 30, 2015 recorded in the condensed consolidated statements of comprehensive (loss) income. The correction of the errors resulted in a $1,686 increase in net cash flows provided by operating activities and a $1,686 increase in net cash used in investing activities for the nine months ended September 30, 2015.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(4)	Insurance Receivable and Impairment

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income.  Accordingly, during the three and nine months ended September 30, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively, and an insurance receivable of $9,068, net of insurance deductible, was recorded for estimated proceeds due to the Company.  The impairment of $2,650, net of estimated insurance proceeds of $9,068, was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the three and nine months ended September 30, 2015.  In addition, bad debt expense of $1,575 and $2,574 was recorded in the condensed consolidated statements of comprehensive (loss) income for the three and nine months ended September 30, 2015, respectively, to fully reserve for the customer’s outstanding accounts receivable.  As of December 31, 2015, an insurance receivable of $11,436 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs and $955 of lost lease rental income. The impairment of $1,968, net of estimated insurance proceeds of $11,436, was recorded in container impairment in the condensed consolidated statements of comprehensive income for the year ended December 31, 2015.  An additional insurance receivable of $971 was recorded for the nine months ended September 30, 2016 for $68 and $732 of recovery costs recorded as a reduction to direct container expense for the three and nine months ended September 30, 2016, respectively, and $239 of lost lease rental income recorded as a reduction to container impairment for the three months ended March 31, 2016.  There was no lost lease rental income recorded for the three months ended June 30, 2016 and September 30, 2016. For the nine months ended September 30, 2016, the Company received a total of $8,250 insurance proceeds, which was recorded as a reduction to the insurance receivable. Insurance receivable related to this insolvent customer amounted to $4,157 as of September 30, 2016.

In August 2016, one of the Company’s customers filed for bankruptcy.  The book value of containers, net on direct financing and operating leases with this customer was $178,344 and $88,171. During the three and months ended September 30, 2016, the Company terminated its direct finance leases with this customer and, accordingly, the customer’s net investment in financing leases was reclassified to containers, net and an impairment of $17,399 was recorded to write down the containers to the lower of estimated fair market value or net book value. As many containers on lease to this customer are still on vessels and are not accessible to the Company, the Company is unable as of September 30, 2016 to estimate an impairment for unrecoverable containers. However, the Company has estimated the range of recovery to be 70% to 90% of the containers on lease to this customer based on the Company’s asset recovery experience with global defaulted customers.   In accordance with U.S. GAAP, given that no point estimate is more precise than any other point estimate in this range, the Company recorded an impairment of $24,912 during the three and nine months ended September 30, 2016 based on the low end of the estimated range of unrecoverable containers of 10%.  The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. An insurance receivable of $20,162, net of insurance deductible, was recorded for estimated proceeds due to the Company associated with the estimate of the unrecoverable containers which were written off during the three and nine months ended September 30, 2016. The total impairment of $22,149, net of estimated insurance proceeds of $20,162, was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the three and nine months ended September 30, 2016. In addition, bad debt expense of $17,092 and $18,992, both net of estimated insurance proceeds of $2,592, was recorded in the condensed consolidated statements of comprehensive (loss) income for the three and nine months ended September 30, 2016, respectively, to fully reserve for the customer’s outstanding accounts receivable. Insurance receivable related to this bankruptcy customer amounted to $22,754 as of September 30, 2016.

(5)	Container Purchases

In February and March 2016, the Company concluded two separate purchases totaling approximately 41,100 containers from a third-party owner for total purchase consideration of approximately $71,000. The total purchase price, which was based on the fair value of the assets acquired, was recorded in our net investment in direct financing and sales-type leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(6)	Purchase-leaseback Transactions

In April and June 2016, the Company concluded two separate purchase leaseback transactions for approximately 14,954 containers from a shipping company for total purchase consideration of approximately $21,151. The purchase price and leaseback rental rates were below market rates.  The leases also require the lessee to pay drop-off charges at above market rates when the containers are returned.  The containers were recorded at fair value and the difference between the purchase price and the fair value of the containers was recorded as prepaid expenses and other current assets, resulting in the following purchase price allocation:

Containers, net	$14,015
Prepaid expenses and other current assets	7,136
Purchase price	$21,151

As the lessee returns containers, the balance of prepaid expenses and other current assets will be reduced by drop-off charges paid to the Company.

(7)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2016 and 2015 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Fees from affiliated owner	$726	$856	$2,225	$2,775
Fees from unaffiliated owners	1,946	2,644	6,157	7,851
Fees from owners	2,672	3,500	8,382	10,626
Other fees	464	451	1,392	1,352
Total management fees	$3,136	$3,951	$9,774	$11,978

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2016 and December 31, 2015 consisted of the following:

	September 30,	December 31,
	2016	2015
Affiliated owner	$2,388	$1,881
Unaffiliated owners	11,238	9,925
Total due to owners, net	$13,626	$11,806

(8)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 134,566 and 164,249 containers under direct financing and sales-type leases as of September 30, 2016 and December 31, 2015, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of September 30, 2016 and December 31, 2015 were as follows:

	September 30,	December 31,
	2016	2015 (1)
Future minimum lease payments receivable	$280,813	$381,561
Less unearned income	(33,332)	(49,769)
Net investment in direct financing and sales-type leases	$247,481	$331,792
Amounts due within one year	$65,921	$86,404
Amounts due beyond one year	181,560	245,388
Net investment in direct financing and sales-type leases	$247,481	$331,792

(1)

Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

During the three months ended September 30, 2016, net investment in direct financing leases with a balance of $88,171 was reclassified to containers, net due to one of the Company’s customers filing for bankruptcy in August 2016 (see Note 4 “Insurance Receivable and Impairment”).

The carrying value of TW’s net investment in direct financing and sales-type leases was $141,681 and $181,870 at September 30, 2016 and December 31, 2015, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of September 30, 2016, the aging would be as follows:

1-30 days past due	$9,670
31-60 days past due	383
61-90 days past due	6,621
Greater than 90 days past due	2,690
Total past due	19,364
Current	261,449
Total future minimum lease payments	$280,813

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2016 are as follows:

Balance as of December 31, 2015	$3,883
Additions charged to expense	8,965
Write-offs	(118)
Balance as of September 30, 2016	$12,730

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2016:

Twelve months ending September 30:
2017	$78,991
2018	68,388
2019	50,458
2020	29,440
2021 and thereafter	53,536
Total future minimum lease payments receivable	$280,813

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $4,479 and $15,860 for the three and nine months ended September 30, 2016, respectively. Lease rental income includes income earned from direct financing and sales-type leases in the amount of $6,266 and $19,944 for the three and nine months ended September 30, 2015, respectively.

(9)	Income Taxes

The Company’s effective tax rates were 5.8% and 4.0% for the three and nine months ended September 30, 2016, respectively, and 13.1% and 4.5% for the three and nine months ended September 30, 2015, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions.  It is also affected by discrete items that may occur in any given period. For the three and nine months ended September 30, 2016 the Company is reflecting an income tax benefit, resulting from losses incurred in these periods.  The Company is forecasting an income tax benefit for the year as a result of a forecasted loss, including a decrease in activity in high tax foreign jurisdictions and lower estimated residual values. For the three and nine months ended September 30, 2015, the Company’s effective tax rates have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial correction of Errors in prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(10)	Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2016 and December 31, 2015:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	September 30, 2016	December 31, 2015
TMCL II Secured Debt Facility, weighted average variable interest at 2.22% and 2.03% at September 30, 2016 and December 31, 2015, respectively	$865,507	$886,956
TMCL IV Secured Debt Facility, weighted average variable interest at 2.48% and 2.35% at September 30, 2016 and December 31, 2015, respectively	150,735	175,583
TL Revolving Credit Facility, weighted average variable interest at 1.79% and 1.67% at September 30, 2016 and December 31, 2015, respectively	675,683	569,722
TL Revolving Credit Facility II, weighted average variable interest at 1.83% and 1.57% at September 30, 2016 and December 31, 2015, respectively	174,870	158,952
TW Credit Facility, weighted average variable interest at 3.52% and 2.24% at September 30, 2016 and December 31, 2015, respectively	139,061	156,017
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.27% and 2.08% at September 30, 2016 and December 31, 2015, respectively	147,298	128,561
TL Term Loan, weighted average variable interest rate at 2.34% and 2.11% at September 30, 2016 and December 31, 2015, respectively	404,829	434,597
2013-1 Bonds, fixed interest at 3.90%	207,961	229,900
2014-1 Bonds, fixed interest at 3.27%	241,235	263,360
Total debt obligations	$3,007,179	$3,003,648
Amount due within one year	$121,483	$89,885
Amounts due beyond one year	$2,885,696	$2,913,763

Secured Debt Facilities

TMCL II--  Textainer Marine Containers II Limited (“TMCL II”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.70% during the revolving period prior to its Conversion Date (September 15, 2017). If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. There is also a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

The TMCL II Secured Debt Facility has an advance rate that is based on TMCL II’s average sales proceeds. On June 30, 2016, the advance rate of the TMCL II Secured Debt Facility was lowered from 80.0% to 72.5% as a result of a decrease in TMCL II’s average sales proceeds.

TMCL IV-- TMCL IV has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.95% during the revolving period prior to its Conversion Date (February 2, 2018). There is also a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018 from August 5, 2015 and lowered the interest rate from LIBOR plus 2.25% to LIBOR plus 1.95%. The amendment also lowered the commitment fee from 0.70% to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee was lowered from 0.50% to 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the restrictive covenant regarding certain containers’ sales proceeds ratio from 100% to 90%.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of September 30, 2016, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility’s Asset Base amounted to $837,605 and $151,421, respectively and TMCL II and TMCL IV’s total assets amounted to $1,247,406 and $246,869, respectively.

Credit Facilities

TL—TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility).  The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through June 19, 2020 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, which varied based on TGH’s leverage. Interest payments on U.S. prime rate loan and LIBOR loan are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively. There is also a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2015.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000.  The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments on LIBOR loan and base rate loan are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 23, 2016 and June 24, 2016, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively, that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into amendments of the TL Revolving Credit Facility and the TL Revolving Credit Facility II (see Note 14 “Subsequent Events”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TL’s net book value of containers and direct financing and sales-type leases designated to each of the TL Revolving Credit Facility and TL Revolving Credit Facility II. As of September 30, 2016, TL Revolving Credit Facility and the TL Revolving Credit Facility II’s Asset Base amounted to $700,000 and $184,542, respectively. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of September 30, 2016 and December 31, 2015.

TW—TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”) and a revolving credit period through September 18, 2016. The TW Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through September 18, 2016. Interest on the outstanding amount due under the TW Credit Facility is based on one-month LIBOR plus 2.0%. There is a commitment fee of 0.50% on the unused portion of the TW Credit Facility, which is payable monthly in arrears.

On April 1, 2015, the TW Credit Facility was amended to increase the aggregate commitment amount from $250,000 to $300,000 and increased the advance rate for eligible finance lease containers from 85% to 90%. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

On July 29, 2016, TW entered into an amendment which lowered TW Credit Facility’s the aggregate commitment amount from $300,000 to $144,889. The revolving credit period was also terminated on July 29, 2016 and there is no commitment fee subsequent to July 29, 2016. The amendment further defined the payment priority in which the monthly principal payment amount is now equal to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three months interest.  The applicable interest margin was also increased from 2% to 3% due to the occurrence of an Asset Base deficiency resulting from a defaulted finance lease event that occurred on July 29, 2016.

On October 13, 2016, TW entered into an amendment of the TW Credit Facility (see Note 14 “Subsequent Events”).

The TW Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated a formula based on TW’s net book value of containers, restricted cash and direct financing leases. As of September 30, 2016, TW Credit Facility’s Asset Base and TW’s total assets amounted to $128,544 and $176,419, respectively.

TAP Funding-- TAP Funding has a credit agreement, dated as of April 26, 2013, that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The TAP Funding Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its terms beginning on its inception date through December 23, 2018. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.75%. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount from $170,000 to $150,000, extended the maturity date from April 26, 2016 to December 23, 2018 and lowered the interest rate from one-month LIBOR plus 2.0% to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee from 0.65% to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and from 0.50% to 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility (see Note 14 “Subsequent Events”).

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

and an amount (the “Asset Base”), which is calculated by a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. As of September 30, 2016, TAP Funding Revolving Credit Facility’s Asset Base and TAP Funding’s total assets amounted to $150,000 and $217,059, respectively.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

On June 24, 2016, TL entered into an amendment of the TL Term Loan that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into an amendment of the TL Term Loan (see Note 14 “Subsequent Events”).

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TL’s net book value of containers and direct financing and sales-type leases designated to the TL Term Loan. As of September 30, 2016, TL Term Loan’s Asset Base amounted to $417,830. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

TMCL III-- In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2014 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of September 30, 2016, the 2013-1 Bonds and the 2014-1 Bonds’ Asset Base amounted to $228,375 and $262,600, respectively, and TMCL III’s total assets amounted to $638,166.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments.  The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH’s consolidated tangible net worth and TGH and TL’s leverage coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.  The TW Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants’ regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively.  The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings, respectively. TGH and its subsidiaries were in full compliance with these restrictive covenants at September 30, 2016.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of September 30, 2016:

	Twelve months ending September 30,						Available borrowing, as limited by the	Current and
	2017	2018	2019	2020	2021 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility	$—	$86,840	$86,840	$86,840	$607,880	$868,400	$-	$868,400
TMCL IV Secured Debt Facility	—	151,900	—	—	—	151,900	—	151,900
TL Revolving Credit Facility (1)	—	—	—	680,000	—	680,000	20,000	700,000
TL Revolving Credit Facility II (1)	—	—	—	176,000	—	176,000	8,542	184,542
TW Credit Facility (1)	31,573	25,037	21,715	16,788	43,948	139,061	-	139,061
TAP Funding Revolving Credit Facility (1)	—	—	148,000	—	—	148,000	2,000	150,000
TL Term Loan (1)	31,600	31,600	343,200	—	—	406,400	—	406,400
2013-1 Bonds (2)	30,090	30,090	30,090	30,090	90,270	210,630	—	210,630
2014-1 Bonds (3)	30,140	30,140	30,140	30,140	123,072	243,632	—	243,632
Total (4)	$123,403	$355,607	$659,985	$1,019,858	$865,170	$3,024,023	$30,542	$3,054,565

(1)	See Note 14 “Subsequent Events” for amended terms effective October 2016.

(2)     Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $757.

(3)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $67.
(4)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $16,020.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2016:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.60% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,294,173
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	98,888
Interest rate cap contracts with several banks with fixed rates between 3.32% and 3.63% per annum, nonamortizing notional amounts, with termination dates through June 30, 2017	506,000
Total notional amount as of September 30, 2016	$1,899,061

The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $557 and $12,197 as of September 30, 2016, respectively, and a fair value asset and a fair value liability of $814 and $3,412 as of December 31, 2015, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2016. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(11)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2016 and 2015, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive (loss) income:

	Container	Container	Container
Three Months Ended September 30, 2016	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$110,249	$656	$—	$—	$—	$110,905
Management fees from external customers	73	2,262	801	—	—	3,136
Inter-segment management fees	—	9,595	2,084	—	(11,679)	—
Trading container sales proceeds	—	—	4,139	—	—	4,139
Gains on sale of containers, net	3,031	—	—	—	—	3,031
Total revenue	$113,353	$12,513	$7,024	$—	$(11,679)	$121,211
Depreciation expense	$69,559	$224	$—	$—	$(1,563)	$68,220
Container impairment	$43,722	$—	$—	$—	$—	$43,722
Interest expense	$21,256	$—	$—	$—	$—	$21,256
Unrealized gains on interest rate swaps, collars and caps, net	$7,157	$—	$—	$—	$—	$7,157
Segment (losses) income before taxes and noncontrolling interests	$(59,692)	$4,679	$1,172	$(542)	$(394)	$(54,777)
Total assets	$4,347,575	$102,826	$4,798	$6,600	$(92,017)	$4,369,782
Purchases of long-lived assets	$202,349	$235	$—	$—	$—	$202,584

	Container	Container	Container
Three Months Ended September 30, 2015 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$128,767	$442	$—	$—	$—	$129,209
Management fees from external customers	79	2,985	887	—	—	3,951
Inter-segment management fees	—	10,633	2,799	—	(13,432)	—
Trading container sales proceeds	—	—	2,280	—	—	2,280
Gains on sale of containers, net	1,092	—	—	—	—	1,092
Total revenue	$129,938	$14,060	$5,966	$—	$(13,432)	$136,532
Depreciation expense	$52,905	$197	$—	$—	$(1,494)	$51,608
Container impairment	$12,279	$—	$—	$—	$—	$12,279
Interest expense	$18,979	$—	$—	$—	$—	$18,979
Unrealized losses on interest rate swaps, collars and caps, net	$(9,378)	$—	$—	$—	$—	$(9,378)
Segment income (losses) before taxes and noncontrolling interests	$3,952	$6,336	$2,321	$(1,079)	$905	$12,435
Total assets	$4,387,833	$107,921	$6,434	$4,160	$(98,340)	$4,408,008
Purchases of long-lived assets	$76,176	$176	$—	$—	$—	$76,352

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Nine Months Ended September 30, 2016	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$351,833	$1,885	$—	$—	$—	$353,718
Management fees from external customers	219	7,383	2,172	—	—	9,774
Inter-segment management fees	—	30,211	6,287	—	(36,498)	—
Trading container sales proceeds	—	—	9,103	—	—	9,103
Gains on sale of containers, net	5,519	—	—	—	—	5,519
Total revenue	$357,571	$39,479	$17,562	$—	$(36,498)	$378,114
Depreciation expense	$176,585	$659	$—	$—	$(4,630)	$172,614
Container impairment	$80,498	$—	$—	$—	$—	$80,498
Interest expense	$61,243	$—	$—	$—	$—	$61,243
Unrealized losses on interest rate swaps, collars and caps, net	$(9,042)	$—	$—	$—	$—	$(9,042)
Segment (losses) income before taxes and noncontrolling interests	$(74,667)	$15,144	$3,027	$(2,537)	$527	$(58,506)
Total assets	$4,347,575	$102,826	$4,798	$6,600	$(92,017)	$4,369,782
Purchases of long-lived assets	$454,967	$884	$—	$—	$—	$455,851

	Container	Container	Container
Nine Months Ended September 30, 2015 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$386,246	$1,290	$—	$—	$—	$387,536
Management fees from external customers	238	9,382	2,358	—	—	11,978
Inter-segment management fees	—	35,226	7,258	—	(42,484)	—
Trading container sales proceeds	—	—	11,332	—	—	11,332
Gains on sale of containers, net	3,741	—	—	—	—	3,741
Total revenue	$390,225	$45,898	$20,948	$—	$(42,484)	$414,587
Depreciation expense	$144,045	$585	$—	$—	$(4,426)	$140,204
Container impairment	$20,134	$—	$—	$—	$—	$20,134
Interest expense	$57,639	$—	$—	$—	$—	$57,639
Unrealized losses on interest rate swaps, collars and caps, net	$(12,053)	$—	$—	$—	$—	$(12,053)
Segment income (losses) before taxes and noncontrolling interests	$70,726	$20,199	$6,577	$(3,255)	$372	$94,619
Total assets	$4,387,833	$107,921	$6,434	$4,160	$(98,340)	$4,408,008
Purchases of long-lived assets	$419,042	$669	$—	$—	$—	$419,711

(1)

Amounts for the three and nine months ended September 30, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of lease rental income and management fees during the three and nine months ended September 30, 2016 and 2015 based on customers’ primary domicile:

	Three months September 30,				Nine months September 30,
	2016	Percent of Total	2015	Percent of Total	2016	Percent of Total	2015	Percent of Total
Lease rental income:
Asia	$59,914	54.0%	$77,215	59.8%	$198,614	56.2%	$232,473	60.0%
Europe	42,973	38.7%	46,578	36.0%	133,534	37.8%	137,557	35.5%
North / South America	6,629	6.0%	3,813	3.0%	17,130	4.8%	12,715	3.3%
Bermuda	962	0.9%	1,070	0.8%	3,067	0.9%	3,113	0.8%
All other international	427	0.4%	533	0.4%	1,373	0.4%	1,678	0.4%
Total	$110,905	100.0%	$129,209	100.0%	$353,718	100.0%	$387,536	100.0%

	Three months September 30,				Nine months September 30,
	2016	Percent of Total	2015	Percent of Total	2016	Percent of Total	2015	Percent of Total
Management fees:
Bermuda	$2,016	64.3%	$2,610	66.1%	$6,394	65.4%	$7,868	65.7%
Europe	587	18.7%	793	20.1%	1,764	18.0%	2,429	20.3%
North / South America	465	14.8%	452	11.4%	1,395	14.3%	1,356	11.3%
Asia	9	0.3%	10	0.3%	34	0.3%	40	0.3%
All other international	59	1.9%	86	2.2%	187	1.9%	285	2.4%
Total	$3,136	100.0%	$3,951	100.0%	$9,774	100.0%	$11,978	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gains (losses) on sale of containers, net during the three and nine months ended September 30, 2016 and 2015 based on the location of sale:

	Three months September 30,				Nine months September 30,
	2016	Percent of Total	2015	Percent of Total	2016	Percent of Total	2015	Percent of Total
Trading container sales proceeds:
Asia	$3,305	79.9%	$1,182	51.8%	$6,316	69.4%	$5,872	51.8%
Europe	129	3.1%	646	28.3%	738	8.1%	3,213	28.4%
North / South America	705	17.0%	452	19.8%	2,049	22.5%	2,247	19.8%
Bermuda	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Total	$4,139	100.0%	$2,280	100.0%	$9,103	100.0%	$11,332	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months September 30,				Nine months September 30,
	2016	Percent of Total	2015	Percent of Total	2016	Percent of Total	2015	Percent of Total
Gains (losses) on sale of containers, net:
North / South America	$463	15.3%	$322	29.5%	$1,538	27.9%	$1,593	42.6%
Asia	2,747	90.6%	334	30.6%	4,307	78.0%	1,266	33.8%
Europe	(50)	-1.6%	320	29.3%	113	2.0%	529	14.1%
Bermuda	—	0.0%	—	0.0%	—	0.0%	—	0.0%
All other international	(129)	-4.3%	116	10.6%	(439)	-8.0%	353	9.4%
Total	$3,031	100.0%	$1,092	100.0%	$5,519	100.0%	$3,741	100.0%

(12)	Commitments and Contingencies
(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $36,405 and $33,917 as of September 30, 2016 and December 31, 2015, respectively.

(b)	Container Commitments

At September 30, 2016, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2016 in the total amount of $46,154.

(13)	Share Repurchase Program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. The Company did not repurchase any of its common shares during the nine months ended September 30, 2016.

(14)	Subsequent Events

Credit Facilities and Term Loan Amendments

On October 13, 2016, TW entered into an amendment of the TW Credit Facility which increased the maximum required hedge amount from 105% to 120% and lowered the applicable interest margin from 3.0% to 2.0% due to TW remediating the previous Asset Base deficiency as a result of a partial prepayment on October 17, 2016.

On October 26, 2016, TL entered into amendments of each of the TL Revolving Credit Facility, the TL Revolving Credit Facility II and the TL Term Loan, which waived the minimum consolidated interest coverage of both of the Company and TL and implemented a minimum consolidated interest coverage of the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limit TL’s capital expenditures from October 1, 2016 through February 28, 2017, require a minimum cash and cash equivalents balance that is unrestricted and unencumbered to be maintained by TL and prohibits dividend payments or distributions from TL to the Company during the period from October 1, 2016 through February 28, 2017. The amendments increased the interest margin from 1.25% to 1.75% on the TL Revolving Credit Facility, from 1.30% to 1.75% on the TL Revolving Credit Facility II and from 1.50% to 1.75% on the TL Term Loan and also increased the commitment fees from 0.175% to 0.275% on the TL Revolving Credit Facility and from 0.20% to 0.30% on the TL Revolving Credit Facility II from September 30, 2016 through February 28, 2017.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the advance rate from 80% to 77% and amended the covenant calculation method on TAP Funding’s consolidated interest coverage ratio to allow certain container impairment and accounts receivable write offs related to one of the Company’s customers that filed for bankruptcy in August 2016 (see Note 4 “Insurance Receivable and Impairment”) to be added back in the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

calculation of consolidated earnings before interest and taxes during the fiscal quarters ended September 30, 2016 and December 31, 2016.

Other than those mentioned above, there are no other changes on other terms under the TW Credit Facility, TL Revolving Credit Facility, TL Revolving Credit Facility II, TL Term Loan and TAP Funding Revolving Credit Facility.

Derivative Instruments

During November 2016, the Company entered into an interest rate cap contact with a bank, which cap one-time LIBOR at 3.54% per annum, in non-amortizing notional amount of $55,000 and a term from November 9, 2016 to April 15, 2017.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2016 (our “2015 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are one of the world’s largest lessors of intermodal containers with a total fleet of approximately 2.1 million containers, representing 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 350 shipping lines and other lessees, including all of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, consistent investment, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 30 years.

We have purchased an average of more than 235,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 93,000 containers (or 150,000 TEU) per year for the last five years to more than 1,200 customers. We provide our services worldwide via an international network of regional and area offices and independent depots.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2016, we owned containers accounting for approximately 82% of our fleet.
•

Container Management. As of September 30, 2016, we managed containers on behalf of 14 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30, 2016, managed containers accounted for approximately 18% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2016:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,403,085	564,114	2,967,199	2,148,921	505,017	2,653,938
Refrigerated	144,668	11,880	156,548	585,173	47,668	632,841
Other specialized	63,099	8,597	71,696	95,564	14,766	110,330
Total fleet	2,610,852	584,591	3,195,443	2,829,658	567,451	3,397,109
Percent of total fleet	81.7%	18.3%	100.0%	83.3%	16.7%	100.0%

Our fleet as of September 30, 2016, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	75.4%
Master leases	15.1%
Direct financing and sales-type leases	7.3%
Spot leases	2.2%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2016 and 2015:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Utilization (1)	95.4%	96.4%	94.9%	97.2%

(1)	6.4% of the Company’s total fleet (CEU basis) as of September 30, 2016 was on-lease to one of the Company’s customers that filed for bankruptcy in August 2016.

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	our ability to lease out our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2015 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2016 and 2015

The following table summarizes our total revenues for the three and nine months ended June 30, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2016	2015	2016 and 2015	2016	2015	2016 and 2015
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$110,905	$129,209	(14.2%)	$353,718	$387,536	(8.7%)
Management fees	3,136	3,951	(20.6%)	9,774	11,978	(18.4%)
Trading container sales proceeds	4,139	2,280	81.5%	9,103	11,332	(19.7%)
Gain on sale of containers, net	3,031	1,092	177.6%	5,519	3,741	47.5%
Total revenues	$121,211	$136,532	(11.2%)	$378,114	$414,587	(8.8%)

Lease rental income for the three months ended September 30, 2016 decreased $18,304 (-14.2%) compared to the three months ended September 30, 2015 primarily due to a 18.1% decrease in average per diem rental rates and a 0.9 percentage point decrease in utilization for our owned fleet, partially offset by a 3.4% increase in our owned fleet size. The decrease in lease rental income for the three months ended September 30, 2016 included a $4,766 decrease in revenue from a customer of the Company that filed for bankruptcy in August 2016. Lease rental income for the nine months ended September 30, 2016 decreased $33,818 (-8.7%) compared to the nine months ended September 30, 2015 primarily due to a 9.8% decrease in average per diem rental rates, a 2.4 percentage point decrease in utilization for our owned fleet, partially offset by a 1.9% increase in our owned fleet size. The decrease in lease rental income for the nine months ended September 30, 2016 included a $4,315 decrease in revenue from a customer of the Company that filed for bankruptcy in August 2016.

Management fees for the three months ended September 30, 2016 decreased $815 (-20.6%) compared to the three months ended September 30, 2015 primarily due to a $415 decrease resulting from a 8.5% decrease in the size of the managed fleet, a $256 decrease due to lower fleet profitability, a $86 decrease in sales commissions and a $49 decrease in acquisition fees due to fewer managed container purchases. Management fees for the nine months ended September 30, 2016 decreased $2,204 (-18.4%) compared to the nine months ended September 30, 2015 primarily due to a $1,137 decrease resulting from a 8.2% decrease in the size of the managed fleet, a $759 decrease due to lower fleet profitability, a $186 decrease in sales commissions and a $102 decrease in acquisition fees due to fewer managed container purchases.

Trading container sales proceeds for the three months ended September 30, 2016 increased $1,859 (81.5%) compared to the three months ended September 30, 2015 due to a $2,935 increase resulting from a 128.7% increase in the number of trading containers sold, partially offset by a $1,076 decrease resulting from a $222 decrease in the average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2016 decreased $2,229 (-19.7%) compared to the nine months ended September 30, 2015 due to a $4,429 decrease resulting from a $460 decrease in the average sales proceeds per container, partially offset by a $2,200 increase resulting from a 19.4% increase in the number of trading containers sold.

Gain on sale of containers, net for the three months ended September 30, 2016 increased $1,939 (177.6%) compared to the three months ended September 30, 2015 due to a $992 increase resulting from an increase in average sales proceeds of $25 per unit, a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot and a $362 increase due to a 33.2% increase in the number of containers sold, partially offset by a $142 decrease in net gain on sales-type leases.  Gain on sale of containers, net for the nine months ended September 30, 2016 increased $1,778 (47.5%) compared to the nine months ended September 30, 2015 primarily due to a $1,244 increase due to a 33.5% increase in the number of containers sold and a $727 gain resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot, partially offset by a $200 decrease in net gain on sales-type leases.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2016	2015	2016 and 2015	2016	2015	2016 and 2015
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$15,691	$13,317	17.8%	$44,869	$32,486	38.1%
Cost of trading containers sold	4,647	2,599	78.8%	10,905	11,207	(2.7%)
Depreciation expense	68,220	51,608	32.2%	172,614	140,204	23.1%
Container impairment	43,722	12,279	256.1%	80,498	20,134	299.8%
Amortization expense	1,370	1,168	17.3%	4,116	3,502	17.5%
General and administrative expense	6,147	7,134	(13.8%)	19,912	21,629	(7.9%)
Short-term incentive compensation expense	388	207	87.4%	1,068	1,645	(35.1%)
Long-term incentive compensation expense	1,458	1,360	7.2%	4,564	4,841	(5.7%)
Bad debt expense, net	18,077	2,619	590.2%	21,063	5,161	308.1%
Total operating expenses	$159,720	$92,291	73.1%	$359,609	$240,809	49.3%

Direct container expense for the three months ended September 30, 2016 increased $2,374 (17.8%) compared to the three months ended September 30, 2015 primarily due to an increase in the size and a decrease in utilization for our owned fleet and included a $1,069 increase in storage expense, a $552 increase in repositioning costs, a $409 increase in handling expense and a $353 increase in repair and recovery costs for slow-paying and bankrupt lessees. Direct container expense for the nine months ended September 30, 2016 increased $12,383 (38.1%) compared to the nine months ended September 30, 2015 primarily due to an increase in the size and a decrease in utilization for our owned fleet and included a $8,252 increase in storage expense, a $1,302 increase in repair and recovery costs for slow-paying and bankrupt lessees, a $1,270 increase handling expense, a $752 increase in insurance expense and a $329 increase in repositioning costs.

Cost of trading containers sold for the three months ended September 30, 2016 increased $2,048 (78.8%) compared to the three months ended September 30, 2015 due to a $3,346 increase resulting from a 128.7% increase in the number of trading containers sold, partially offset by a $1,298 decrease resulting from a $325 decrease in the average cost per unit sold. Cost of trading containers sold for the nine months ended September 30, 2016 decreased $302 (-2.7%) compared to the nine months ended September 30, 2015 due to a $2,477 decrease resulting from a $267 decrease in the average cost per unit sold, partially offset by a $2,175 increase resulting from a 19.4% increase in the number of trading containers sold.

Depreciation expense for the three months ended September 30, 2016 increased $16,612 (32.2%) compared to the three months ended September 30, 2015 due to a $14,960 net increase resulting from a decrease in the estimated future residual values of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a $2,910 increase from an increase in the size of our owned fleet of refrigerated containers, partially offset by a $1,258 decrease resulting from a decrease in the size of our owned fleet of non-refrigerated containers.  Depreciation expense for the nine months ended September 30, 2016 increased $32,410 (23.1%) compared to the nine months ended September 30, 2015 due to a $24,213 increase resulting from a net decrease in the estimated future residual values and increase in the estimated useful lives of certain equipment types used in the calculation of depreciation expense and a $10,090 increase from an increase in the size of our owned fleet of refrigerated containers, partially offset by a $1,893 decrease resulting from a decrease in the size of our owned fleet of non-refrigerated containers.

Container impairment for the three months ended September 30, 2016 increased $31,443 (256.1%) compared to the three months ended September 30, 2015 due to  a $17,399 impairment during the three months ended September 30, 2016 to write down containers on terminated direct finance leases to their estimated fair market value, a $6,891 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, a $5,053 increase in impairments for containers that were unlikely to be recovered from smaller lessees in default and a $4,750 impairment net of estimated insurance proceeds of $20,162 during the three months ended September 30, 2016 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016, partially offset by a $2,650 in impairment net of estimated insurance proceeds of $9,068, during the three months ended September 30, 2015 for  containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that became insolvent in August 2015. Container impairment for the nine months ended September 30, 2016 increased $60,364 (299.8%) compared to the nine months ended September 30, 2015 due to a $36,793 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, a $17,399 impairment during the nine months ended September 30, 2016 to write down containers on terminated direct finance leases to their estimated fair market value, a $4,750 impairment net of estimated insurance proceeds of $20,162 during the nine months ended September 30, 2016 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016 and a $4,072 increase in impairments for containers that were unlikely to be recovered from smaller lessees in default, partially offset by a $2,650 impairment net of estimated insurance proceeds of $9,068 during the nine months ended September 30, 2015 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that became insolvent in August 2015.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and nine months ended September 30, 2016 increased $202 (17.3%) and $614 (17.5%) compared to the three and nine months ended September 30, 2015, respectively, primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense decreased $987 (-13.8%) for the three months ended September 30, 2016 compared to the three months ended September 30, 2015 primarily due to a $423 decrease in professional fees, a $414 decrease in compensation costs and a $181 decrease in rent expense, partially offset by a $69 increase in information technology costs. General and administrative expense decreased $1,717 (-7.9%) for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 primarily due to a $1,355 decrease in professional fees, a $248 decrease in rent expense and a $222 decrease in compensation expense partially offset by a $116 increase in technology costs.

Short-term incentive compensation expense increased $181 (87.4%) for the three months ended September 30, 2016 compared to the three months ended September 30, 2015 primarily due to an adjustment to decrease the expected incentive compensation awards for fiscal year 2015 during the three months ended September 30, 2015. Short-term incentive compensation expense for the nine months ended September 30, 2016 decreased $577 (-35.1%) compared to the nine months ended September 30, 2015 due to a decrease in the expected incentive compensation awards for fiscal year 2016 compared to fiscal year 2015.

Long-term incentive compensation expense for the three months ended September 30, 2016 increased $98 (7.2%) compared to the three months ended September 30, 2015 primarily due to additional share options and restricted share units that were granted under our 2015 Share Incentive Plan (“2015 Plan”) in November 2015, partially offset by an adjustment to forfeiture rates in 2016. Long-term incentive compensation expense for the nine months ended September 30, 2016 decreased $277 (-5.7%) compared to the nine months ended September 30, 2015 primarily due to an adjustment to forfeiture rates in 2016, partially offset by additional share options and restricted share units that were granted under our 2015 Share Incentive Plan (“2015 Plan”) in November 2015.

Bad debt expense, net for the three and nine months ended September 30, 2016 increased $15,458 (590.2%) and $15,902 (308.1%) compared to the three and nine months ended September 30, 2015, respectively, primarily due to a $17,092 and $18,992 provision, net of estimated insurance proceeds, for the bankruptcy of one customer during the three and nine months ended September 30, 2016, respectively, partially offset by management’s assessment during the three and nine months ended September 30, 2016 that the financial condition of certain lessees and their ability to make required payments had strengthened. The credit quality of certain shipping lines is a major concern. While consolidation has strengthened some lines, the overall credit risk of our customer base has increased due to weak demand and low freight rates. If more lessees default or become bankrupt, the future revenue that we recognize could decrease and storage, repositioning, collection and recovery expenses could increase and this could impact our compliance with our restrictive covenants.

The following table summarizes other (expense) income for the three and nine months ended September 30, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2016	2015	2016 and 2015	2016	2015	2016 and 2015
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(21,256)	$(18,979)	12.0%	$(61,243)	$(57,639)	6.3%
Interest income	103	27	281.5%	282	90	213.3%
Realized losses on interest rate swaps, collars and caps, net	(2,268)	(3,488)	(35.0%)	(6,999)	(9,582)	(27.0%)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	7,157	(9,378)	(176.3%)	(9,042)	(12,053)	(25.0%)
Other, net	(4)	12	(133.3%)	(9)	25	(136.0%)
Net other expense	$(16,268)	$(31,806)	(48.9%)	$(77,011)	$(79,159)	(2.7%)

Interest expense increased $2,277 (12.0%) and $3,604 (6.3%) for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015, respectively. Interest expense for the nine months ended September 30, 2015 included the write off of unamortized debt issuance costs $160 and $298 related to the amendment of TL’s revolving credit facility and Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility, respectively. The increase in interest expense for the three months ended September 30, 2016 compared to the three months ended September 30, 2015 was due to a $2,810 increase resulting from an increase in average interest rates of 0.37 percentage points, partially offset by a $533 decrease resulting from a decrease in average debt balances of $86,427. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was due to a $4,958 increase resulting from an increase in average interest rates of 0.22 percentage points, partially offset by a $896 decrease resulting from a decrease in average debt balances of $47,944.

Realized losses on interest rate swaps, collars and caps, net for the three months ended September 30, 2016 decreased $1,220 (-35.0%) compared to the three months ended September 30, 2015 due to a $2,223 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.46 percentage points, partially offset by a $1,003 increase resulting from an increase in average interest rate swap notional amounts of $427,035. Realized losses on interest rate swaps, collars and caps, net for the nine months ended September 30, 2016 decreased $2,583 (-27.0%) compared to the nine months ended September 30, 2015 due to a $4,668 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.37 percentage points, partially offset by a $2,085 increase resulting from an increase in average interest rate swap notional amounts of $299,357.

Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $9,378 for the three months ended September 30, 2015 to a net gain of $7,157 for the three months ended September 30, 2016 primarily due to an unfavorable spread in long-term interest rates during the three months ended September 30, 2015 compared to a favorable spread in long-term interest rates during the three months ended September 30, 2016. Unrealized losses on interest rate swaps, collars and caps, net for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 decreased $3,011 (25.0%) primarily due to a lower unfavorable spread in long-term interest rates during the nine months ended September 30, 2016 compared the nine months ended September 30, 2015. Under all of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates decreased during the nine months ended September 30, 2016 and the three and nine months ended September 30, 2015, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net for the nine months ended September 30, 2016 and the three and nine months ended September 30, 2015. As long-term interest rates increased during the three months ended September 30, 2016, the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net for the three months ended September 30, 2016.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the three and nine months ended September 30, 2016 and 2015 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2016	2015	2016 and 2015	2016	2015	2016 and 2015
	(Dollars in thousands)			(Dollars in thousands)
Income tax benefit (expense)	$3,170	$(1,625)	(295.1%)	$2,353	$(4,260)	(155.2%)
Net loss (income) attributable to the noncontrolling interests	$5,690	$(256)	(2322.7%)	$5,837	$(3,624)	(261.1%)

Income tax benefit (expense) changed from an income tax expense of $1,625 for the three months ended September 30, 2015 to an income tax benefit of $3,170 for the three months ended September 30, 2016 and from an income tax expense of $4,260 for the nine months ended September 30, 2015 to an income tax benefit of $2,353 for the nine months ended September 30, 2016 primarily due to net income before tax and noncontrolling interests for the three and nine months ended September 2015 compared to net loss before tax and noncotnrolling interest for the three and nine months ended September 2016. Our effective tax rates were 5.8% and 4.0% for the three and nine months ended September 30, 2016, respectively, and 13.1% and 4.5% for the three and nine months ended September 30, 2015, respectively. Our tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions.  It is also affected by discrete items that may occur in any given period. For the three and nine months ended September 30, 2016 the Company is reflecting an income tax benefit, resulting from losses incurred in these periods.  The Company is forecasting an income tax benefit for the year as a result of a forecasted loss, including a decrease in activity in high tax foreign jurisdictions and lower estimated residual values.

Net (loss) income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net (loss) income for the periods.  TW is a joint venture between TL, TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages.  Net loss attributable to the noncontrolling interests for the three and nine months ended September 30, 2016 represents the noncontrolling interest’s portion of TAP Funding’s and TWCL’s net loss. Net income attributable to the noncontrolling interests for the three months ended September 30, 2015 represents the noncontrolling interest’s portion of TAP Funding’s net income, partially offset by the noncontrolling interest’s portion of TWCL’s net loss. Net income attributable to the noncontrolling interests for the nine months ended September 30, 2015 represents the noncontrolling interest’s portion of TAP Funding and TW’s net income.

Segment Information

The following table summarizes our (loss) income before taxes and noncontrolling interests attributable to each of our business segments for the three and nine months ended September 30, 2016 and 2015 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2016	2015	2016 and 2015	2016	2015	2016 and 2015
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$(59,692)	$3,952	(1610.4%)	$(74,667)	$70,726	(205.6%)
Container Management	4,679	6,336	(26.2%)	15,144	20,199	(25.0%)
Container Resale	1,172	2,321	(49.5%)	3,027	6,577	(54.0%)
Other	(542)	(1,079)	(49.8%)	(2,537)	(3,255)	(22.1%)
Eliminations	(394)	905	(143.5%)	527	372	41.7%
(Loss) income before income tax and noncontrolling interests	$(54,777)	$12,435	(540.5%)	$(58,506)	$94,619	(161.8%)

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from income of $3,952 for the three months ended September 30, 2015 to a loss of $59,692 for the three months ended September 30, 2016. The following table summarizes the variances included within this change:

Increase in container impairments	$(31,443)	(1)
Decrease in lease rental income	(18,519)	(2)
Increase in depreciation expense	(16,655)	(3)
Increase in bad debt expense, net	(15,450)	(4)
Increase in interest expense	(2,277)	(5)
Change from unrealized losses on interest rate swaps, collars and caps, net to unrealized gains on interest rate swaps, collars and caps, net	16,535	(6)
Increase in gain on sale of containers, net	1,939	(7)
Decrease in realized losses on interest rate swaps and caps, net	1,220	(8)
Other	1,006
	$(63,644)

(1)

The increase in container impairment was due to a $17,399 impairment during the three months ended September 30, 2016 to write down the carrying value of containers on terminated direct finance leases to their estimated fair market value, a $6,891 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, a $5,053 increase in impairments for containers that were unlikely to be recovered from lessees in default and a $4,750 impairment net of estimated insurance proceeds during the three months ended September 30, 2016 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016, partially offset by a $2,650 impairment net of estimated insurance proceeds during the three months ended September 30, 2015 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that became insolvent in August 2015.

(2)

The decrease in lease rental income was primarily due to a 18.1% decrease in average per diem rental rates and a 0.9 percentage point decrease in utilization for our owned fleet, partially offset by a 3.4% increase in our owned fleet size. The decrease in lease rental income for the three months ended September 30, 2016 included a $4,766 decrease in revenue from a customer of the Company that filed for bankruptcy in August 2016.

(3)

The increase in depreciation expense was primarily due to a $14,960 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ high cube containers, 40’ dry containers and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a $1,695 increase from an increase in the size of our owned fleet.

(4)

The increase in bad debt expense was primarily due to a $16,804 provision, net of estimated insurance proceeds, for the bankruptcy of one customer during the three months ended September 30, 2016, partially offset by management’s assessment during the three months ended September 30, 2016 that the financial condition of certain lessees and their ability to make required payments had strengthened.

(5)	The increase in interest expense was due to an increase in average interest rates of 0.37 percentage points, partially offset by a decrease in average debt balances of $86,427.
(6)

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net loss for the three months ended September 30, 2015 to a net gain for the three months ended September 30, 2016 primarily due to an unfavorable spread in long-term interest rates during the three months ended September 30, 2015 compared to a favorable spread in long-term interest rates during the three months ended September 30, 2016.

(7)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $25 per unit, a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot and a 33.2% increase in the number of containers sold, partially offset by a $142 decrease in net gain on sales-type leases.

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.46 percentage points, partially offset by an increase in average interest rate swap notional amounts of $427,035.

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from income of $70,726 for the nine months ended September 30, 2015 to a loss of $74,667 for the nine months ended September 30, 2016. The following table summarizes the variances included within this change:

Increase in container impairments	$(60,364)	(1)
Decrease in lease rental income	(34,414)	(2)
Increase in depreciation expense	(32,541)	(3)
Increase in bad debt expense, net	(15,897)	(4)
Increase in direct container expense	(6,231)	(5)
Increase in interest expense	(3,604)	(6)
Decrease in unrealized losses on interest rate swaps, collars and caps, net	3,011	(7)
Decrease in realized losses on interest rate swaps and caps, net	2,583	(8)
Other	2,064
	$(145,393)

(1)

The increase in container impairment was due to a $17,399 impairment during the nine months ended September 30, 2016 to write down the carrying value of containers on terminated direct finance leases to the estimated fair market value, a $36,793 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, a $4,750 in impairment net of estimated insurance proceeds for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that filed for bankruptcy in August 2016 and a $4,072 increase in impairments for containers that were unlikely to be recovered from lessees in default, partially offset by a $2,650 impairment net of estimated insurance proceeds during the nine months ended September 30, 2015 for containers on operating and direct financing leases that were deemed unlikely to be recovered from a customer that became insolvent in August 2015.

(2)

The decrease in lease rental income was primarily due to a 9.8% decrease in average per diem rental rates and a 2.4 percentage point decrease in utilization for our owned fleet, partially offset by a 1.9% increase in our owned fleet size. The decrease in lease rental income for the nine months ended September 30, 2016 included a $4,315 decrease in revenue from a customer of the Company that filed for bankruptcy in August 2016.

(3)

The increase in depreciation expense was due to a $24,213 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ high cube containers, 40’ dry containers and 40’ folding flat rack containers and an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a $8,328 increase from an increase in the size of our owned fleet.

(4)

The increase in bad debt expense, net, primarily due to a $18,704 net provision for the bankruptcy of one customer during the nine months ended September 30, 2016, partially offset by management’s assessment during the nine months ended September 30, 2016 that the financial condition of certain lessees and their ability to make required payments had strengthened.

(5)

The increase in direct container expense was primarily due to an increase in the size and a decrease in utilization for our owned fleet and included increases in storage expense, repair and recovery costs for slow-paying and bankrupt lessees, handling expense, insurance expense and repositioning costs. The increase in direct container expense also included a decrease in inter-segment management fees of $5,075 paid to our Container Management segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and a decrease in inter-segment sales commissions of $971 paid to our Container Resale segment primarily due to a decrease in average sales proceeds of our owned container sales, partially offset by an increase in the volume of owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.

(6)

Interest expense for the nine months ended September 30, 2015 included the write-off of unamortized debt issuance costs of $160 and $298 related to the amendment of TL’s revolving credit facility and TMCL IV’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense was due to an increase in average interest rates of 0.22 percentage points, partially offset by a decrease in average debt balances of $47,944.

(7)

The decrease in unrealized losses on interest rate swaps, collars and caps, net was primarily due to a lower unfavorable spread in long-term interest rates during the nine months ended September 30, 2016 compared to nine months ended September 30, 2015

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.37 percentage points, partially offset by an increase in average interest rate swap notional amounts of $299,357.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended September 30, 2016 decreased $1,657 (-26.2%) compared to the three months ended September 30, 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(1,762)	(1)
Increase in short term incentive compensation expense	(199)	(2)
Increase in long term incentive compensation expense	(179)	(3)
Decrease in general and administrative expense	426	(4)
Other	57
	$(1,657)

(1)

The decrease in management fees was due to a $2,413 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet and a $671 decrease in management fees from external customers resulting from a 8.5% decrease in the size of the managed fleet and lower fleet profitability, partially offset by an increase in the size of the owned fleet and a $1,375 increase in inter-segment acquisition fees received from our Container Ownership segment due to an increase in the amount of owned container purchases. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)

The increase in short term incentive compensation expense was due to an adjustment to decrease the expected incentive compensation awards for fiscal year 2015 during the three months ended September 30, 2015.

(3)

The increase in long-term incentive compensation expense was due additional share options and restricted share units that were granted under our 2015 Plan in November 2015, partially offset by an adjustment to forfeiture rates in 2016.

(4)	The decrease in general and administrative expense was due to decreases in professional fees, compensation costs and rent expense, partially offset by an increase in information technology costs.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the nine months ended September 30, 2016 decreased $5,055 (-25.0%) compared to the nine months ended September 30, 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(7,015)	(1)
Decrease in general and administrative expense	825	(2)
Decrease in short term incentive compensation expense	532	(3)
Decrease in long term incentive compensation expense	319	(4)
Other	284
	$(5,055)

(1)

The decrease in management fees was due to a $5,075 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and a $1,896 decrease in management fees from external customers resulting from a 8.2% decrease in the size of the managed fleet and lower fleet profitability, partially offset by a $60 increase in inter-segment acquisition fees received from our Container Ownership segment due to an increase in the amount of owned container purchases. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)	The decrease in general and administrative expense was due to decreases in professional fees, rent expense and compensation costs, partially offset by an increase in information technology costs.
(3)	The decrease in short term incentive compensation expense due to a decrease in the expected incentive compensation award for fiscal year 2016 compared to fiscal year 2015.
(4)

The decrease in long-term incentive compensation expense was due an adjustment to forfeiture rates in 2016, partially offset by additional share options and restricted share units that were granted under our 2015 Plan in November 2015.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended September 30, 2016 decreased $1,149 (-49.5%) compared to the three months ended September 30, 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(801)	(1)
Increase in net losses on container trading, net	(188)	(2)
Increase in amortization expense	(173)	(3)
Other	13
	$(1,149)

(1)

The decrease in management fees was due to a decrease in sales commissions resulting from a $715 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of owned container sales, partially offset by an increase in the volume of owned container sales and a $86 decrease in sales commissions from external customers primarily due to a decrease in average sales proceeds of managed container sales, partially offset by an increase in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

(2)

The increase in losses on container trading, net primarily due to a decrease in average sales proceeds per container, partially offset by a 128.7% increase in the number of trading containers sold and a decrease in the average cost per unit sold.

(3)	The increase in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the nine months ended September 30, 2016 decreased $3,550 (-54.0%) compared to the nine months ended September 30, 2015. The following table summarizes the variances included within this decrease:

Change from net gains on container trading for the three months ended September 30, 2016 to net losses on container trading for the three months ended September 30, 2015	$(1,934)	(1)
Decrease in management fees	(1,157)	(2)
Increase in amortization expense	(521)	(3)
Other	62
	$(3,550)

(1)

Net (losses) gains on container trading, net changed from a net gain for the nine months ended September 30, 2015 to a net loss for the nine months ended September 30, 2016 primarily due a decrease in average sales proceeds per container, partially offset by a 19.4% increase in the number of trading containers sold and a decrease in the average cost per unit sold.

(2)

The decrease in management fees was due to a decrease in sales commissions resulting from a $971 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of owned container sales, partially offset by an increase in the volume of owned container sales and a $186 decrease in sales commissions from external customers primarily due to a decrease in average sales proceeds of managed container sales, partially offset by an increase in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

(3)	The increase in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2016 decreased $537 (-49.8%) compared to the three months ended September 30, 2015 primarily due to a $459 decrease in corporate overhead expense resulting primarily from a decrease in professional fees and a $74 decrease in long term incentive compensation expense.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2016 decreased $718 (-22.1%) compared to the nine months ended September 30, 2015 primarily due to a $829 decrease in corporate overhead expense resulting primarily from a decrease in professional fees, partially offset by a $140 increase in intercompany recharge expense related to a share compensation reimbursement arrangement, which is eliminated in consolidation.

Segment eliminations change from income of $905 for the three months ended September 30, 2015 to a loss of $394 for the three months ended September 30, 2016. This change primarily consisted of a $1,375 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $76 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the nine months ended September 30, 2016 increased $155 (41.7%) compared to the nine months ended September 30, 2015. This increase primarily consisted of a $215 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $60 increase in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 74.8% and 73.8%, respectively, of our direct container expenses for the three and nine months ended September 30, 2016, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2015 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and nine months ended September 30, 2016, our non-U.S. dollar operating expenses were spread among up to 18 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2016, we had cash and cash equivalents of $91,589. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”), and TAP Funding (the “TAP Funding Revolving Credit Facility”), (5) the credit facility extended to TW (the “TW Credit Facility”), (6) proceeds from TL’s term loan (the “TL Term Loan”) and (7) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds” and “2013-1 Bonds”, respectively).  As of September 30, 2016, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$868,400	$331,600	$1,200,000	$868,400	$-	$868,400
TMCL IV Secured Debt Facility	151,900	148,100	300,000	151,900	-	151,900
TL Revolving Credit Facility	680,000	20,000	700,000	680,000	20,000	700,000
TL Revolving Credit Facility II	176,000	14,000	190,000	176,000	8,542	184,542
TW Credit Facility	139,061	—	139,061	139,061	-	139,061
TAP Funding Revolving Credit Facility	148,000	2,000	150,000	148,000	2,000	150,000
TL Term Loan	406,400	—	406,400	406,400	—	406,400
2013-1 Bonds (1)	210,630	—	210,630	210,630	—	210,630
2014-1 Bonds (2)	243,632	—	243,632	243,632	—	243,632
Total (3)	$3,024,023	$515,700	$3,539,723	$3,024,023	$30,542	$3,054,565

(1)	Current borrowing for the 2013-1 Bonds exclude an unamortized discount of $757.
(2)	Current borrowing for the 2014-1 Bonds exclude an unamortized discount of $67.

(3)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $16,020.

On October 13, 2016, TW entered into an amendment of the TW Credit Facility which increased the maximum required hedge amount from 105% to 120% and lowered the applicable interest margin from 3.0% to 2.0% due to TW remediating the previous Asset Base deficiency as a result of a partial prepayment on October 17, 2016.

On October 26, 2016, TL entered into amendments of each of the TL Revolving Credit Facility, the TL Revolving Credit Facility II and the TL Term Loan, which waived the minimum consolidated interest coverage of both of the Company and TL and implemented a minimum consolidated interest coverage of the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limit TL’s capital expenditures from October 1, 2016 through February 28, 2017, require a minimum cash and cash equivalents balance that is unrestricted and unencumbered to be maintained by TL and prohibits dividend payments or distributions from TL to us during the period from October 1, 2016 through February 28, 2017. The amendments increased interest margin from 1.25% to 1.75% on the TL Revolving Credit Facility, from 1.30% to 1.75% on the TL Revolving Credit Facility II and from 1.50% to 1.75% on the TL Term Loan and also increased the commitment fees from 0.175% to 0.275% on the TL Revolving Credit Facility and from 0.20% to 0.30% on the TL Revolving Credit Facility II from September 30, 2016 through February 28, 2017.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the advance rate from 80% to 77% and amended the covenant calculation method on TAP Funding’s consolidated interest coverage ratio to allow certain container impairment and accounts receivable write offs related to one of the our customers that filed for bankruptcy in August 2016 to be added back in the calculation of consolidated earnings before interest and taxes during the fiscal quarters ended September 30, 2016 and December 31, 2016.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2016, cumulative earnings of approximately $34,844 would be subject to income taxes of approximately $10,453 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders and customers remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of September 30, 2016, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended June 30, 2016 and 2015:

	Nine Months Ended		% Change
	September 30,		Between
	2016	2015	2016 and 2015
	(Dollars in thousands)
Net (loss) income	$(56,153)	$90,359	(162.1%)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	279,418	188,887	47.9%
Net cash provided by operating activities	223,265	279,246	(20.0%)
Net cash used in investing activities	(213,623)	(277,222)	(22.9%)
Net cash used in financing activities	(33,565)	(14,672)	128.8%
Effect of exchange rate changes	(82)	(205)	(60.0%)
Net decrease in cash and cash equivalents	(24,005)	(12,853)	86.8%
Cash and cash equivalents, beginning of year	115,594	107,067	8.0%
Cash and cash equivalents, end of the period	$91,589	$94,214	(2.8%)

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2016 decreased $55,981 (-20.0%) compared to the nine months ended September 30, 2015. The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for non-cash items	$(43,309)	(1)
Higher increase in accounts receivable, net during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015	$(12,254)	(2)
Other	(418)
	$(55,981)

(1)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, bad debt expense, net, unrealized losses on interest rate swaps, collars and caps, net and amortization of debt issuance costs and accretion of bond discount was primarily due to a 18.1% decrease in per diem rental rates and a 0.9 percentage point decrease in utilization for our owned fleet, partially offset by a 3.4% increase in our owned fleet size due to the purchase of new and used containers. The decrease in net income adjusted for non-cash items also included a $4,315 decrease in revenue from a customer of the Company that filed for bankruptcy in August 2016.

(2)

The higher increase in accounts receivable, net during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 primarily due to a larger fleet size in 2016 and the timing of when collections on accounts receivable were receivable.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2016 decreased $63,599 (-22.9%) compared to the nine months ended September 30, 2015 due to a lower amount of cash paid for container and fixed asset purchases, lower proceeds from the sale of containers and fixed assets, and lower receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2016 increased $18,893 (128.8%) compared to the nine months ended September 30, 2015. The following table summarizes the variances included within this increase:

Net payments on secured debt facilities during the nine months ended September 30, 2016 compared to net proceeds during the six months ended September 30, 2015	$(153,200)
Increase in restricted cash during the nine months ended September 30, 2016 compared to a decrease during the nine months ended September 30, 2015	(22,392)
Capital contributions from noncontrolling interests during the nine months ended September 30, 2015	(1,850)
Change in net tax benefit from share-based compensation awards	(204)
Proceeds received from the issuance of common shares upon exercise of share options during the nine months ended September 30, 2015	(292)
Increase in net proceeds from credit facilities	101,067
Decrease in dividends paid to Textainer Group Holdings Limited Shareholders	51,605
Dividends paid to noncontrolling interests during the nine months ended September 30, 2015	2,994
Decrease in debt issuance costs paid	3,379
$(18,893)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2016:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2017	2018	2019	2020	2021	2022 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$868,400	$—	$86,840	$86,840	$86,840	$607,880	$—
TMCL IV Secured Debt Facility	151,900	—	151,900	—	—	—	—
TL Revolving Credit Facility	680,000	—	—	—	680,000	—	—
TL Revolving Credit Facility II	176,000	—	—	—	176,000	—	—
TW Credit Facility	139,061	31,573	25,037	21,715	16,788	20,568	23,380
TAP Funding Revolving Credit Facility	148,000	—	—	148,000	—	—	—
TL Term Loan	406,400	31,600	31,600	343,200	—	—	—
2013-1 Bonds (1)	210,630	30,090	30,090	30,090	30,090	30,090	60,180
2014-1 Bonds (2)	243,632	30,140	30,140	30,140	30,140	30,140	92,932
Interest on obligations (3)	235,350	69,597	57,435	45,524	34,271	20,358	8,165
Interest rate swap and collar payables (4)	11,551	4,162	3,733	2,241	952	295	168
Office lease obligations	20,001	1,325	2,008	2,156	2,129	701	11,682
Container contracts payable	114,674	114,674	—	—	—	—	—
Total contractual obligations (5)	$3,405,599	$313,161	$418,783	$709,906	$1,057,210	$710,032	$196,507

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $757.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $67.
(3)	Assuming an estimated current interest rate of London InterBank Offered Rate ("LIBOR") plus a margin, which equals an all-in interest rate of 2.29%.
(4)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.53%, for all periods, for all interest rate contracts outstanding as of September 30, 2016.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $16,020.

Off Balance Sheet Arrangements

As of September 30, 2016, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2015 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2015 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2015 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2016, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2015 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive (loss) income.

The notional amount of the interest rate swap agreements was $1,294,173 as of September 30, 2016, with termination dates between December 15, 2016 and July 15, 2023.  Through the interest rate swap agreements we have obtained fixed rates between 0.60% and 1.98%.  The net fair value liability of these agreements was $9,620 and $1,697 as of September 30, 2016 and December 31, 2015, respectively.

The notional amount of the interest rate collar agreements was $98,888 as of September 30, 2016, with termination dates between April 15, 2019 and June 15, 2023. The net fair value liability of these agreements was $2,020 and $901 as of September 30, 2016 and December 31, 2015, respectively.

The notional amount of the interest rate cap agreements was $506,000 as of September 30, 2016, with termination dates between December 15, 2016 and June 30, 2017.

Based on the debt balances and derivative instruments as of June 30, 2016, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $25,773, an increase in interest expense of $21,482 and a decrease in realized losses on interest rate swaps, collars and caps, net of $10,404.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2016, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2015 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2015 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer